Filed by Hecla Mining Company pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Alexco Resource Corp. File No. 001-33621 Date: August 4, 2022

On August 4, 2022, Hecla Mining Company (“Hecla,” the “Company,” “we” or “our”) issued a news release containing its second quarter 2022 financial results. In that release, Hecla included the following statements regarding its previously announced proposed acquisition of Alexco Resource Corp. (“Alexco”):

•	SECOND QUARTER HIGHLIGHTS

•	Phillips S. Baker Jr., Hecla’s President and CEO, stated as follows:

•

“For the second half of the year with our strong balance sheet, we plan to increase our investment in operations with the goal of further accelerating production, earnings and cash flow growth. We are looking forward to closing the Alexco acquisition, which adds a high-grade silver property in the Yukon to our best in class portfolio. This acquisition could make Hecla the largest silver producer in Canada, as well as the United States, an important and a unique characteristic of Hecla among all silver producers for decades to come.”

•	ALEXCO ACQUISITION UPDATE

On July 5, 2022, the Company announced a definitive agreement to acquire all outstanding common shares of Alexco that Hecla does not already own. Each outstanding common share of Alexco will be exchanged for 0.116 of a share of Hecla common stock implying consideration of US$0.47 per Alexco common share based on the companies’ 5-day volume weighted average price on the NYSE and NYSE American on July 1, 2022. As part of the agreement, Hecla agreed to (i) provide interim financing of $30 million to provide working capital and ensure the development and exploration at Keno Hill continues to be advanced and (ii) subscribe for additional common shares bringing its ownership stake to 9.9%. At the time of this release, of the $30 million interim financing, $20 million has been drawn and subscription of common shares has been completed. The Company has also entered into an agreement with Wheaton Precious Metals Corporation to terminate its silver streaming interest at Alexco’s Keno Hill property in exchange for US$135 million of Hecla common stock conditional upon the completion of Hecla’s acquisition of Alexco. On July 27, 2022 the Supreme Court of British Columbia issued an interim order authorizing the holding of Alexco’s special meeting of its security holders to consider and, if deemed advisable, to pass a special resolution implementing Hecla’s acquisition of Alexco. The acquisition is expected to close in early September 2022.

Upon closing of the acquisition, the Company expects to focus on (i) development and drilling at the Bermingham and Flame & Moth deposits over the next 12-18 months to open multiple sources of feed, (ii) to complete certain underground infrastructure projects, and (iii) to make improvements to the processing facility. At the Bermingham deposit, development will focus on the Bear zone to open working faces in addition to infill definition drilling. At the Flame & Moth deposit, the Company anticipates advancing development and conducting infill drilling focusing on the upper Lightning zone.

Also on August 4, 2022, Hecla posted to its website slides that accompanied the conference call and webcast held at 10:00 a.m. Eastern Time on August 4 to discuss its second quarter 2022 financial results. Those slides included the following statement regarding its previously announced proposed acquisition of Alexco (and its Keno Hill project):

Important Additional Information About the Transaction and Where to Find It

This material relates to Hecla’s proposed acquisition (the “Transaction”) of Alexco. Shares of Hecla’s common stock (the “Hecla Shares”) issued in connection with the proposed Transaction may be registered pursuant to a registration statement to be filed with the SEC or issued pursuant to an available exemption. This information is not a substitute for any registration statement or any other document that Hecla may file with the SEC or that it or Alexco may send to their respective shareholders in connection with the offer and/or issuance of Hecla Shares. Investors are urged to read any registration statement, if and when filed, and all other relevant documents that may be filed with the SEC or with Canadian regulatory authorities as and if they become available because they will contain important information about the issuance of Hecla Shares. Documents, if and when filed with the SEC, will be available free of charge at the SEC’s website (www.sec.gov) and under Hecla’s profile on the SEDAR website at www.sedar.com. You may also obtain these documents by contacting Hecla’s Investor Relations department at Hecla Mining Company; Investor Relations; 1-800-HECLA91 (1-800-432-5291); hmc-info@hecla-mining.com. These materials do not constitute an offer to sell or the solicitation of an offer to buy any securities.

In connection with the proposed transaction, Alexco will file proxy soliciting materials with the SEC and/or Canadian regulatory authorities. The information contained in any such filing may not be complete and may be updated, amended or changed. SHAREHOLDERS ARE URGED TO READ SUCH MATERIALS WHEN AVAILABLE AND ANY OTHER RELEVANT MATERIALS FILED WITH THE SEC AND/OR CANADIAN REGULATORY AUTHORITIES CAREFULLY IN THEIR ENTIRETY BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED TRANSACTION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO.

Proxy solicitation materials will be mailed to Alexco’s shareholders seeking their approval of the Transaction. Anyone may also obtain a copy of such materials free of charge once available by directing a request to: Alexco Resource Corp., Suite 1225, Two Bentall Centre, 555 Burrard Street, Box 216, Vancouver, British Columbia, V7X 1M9, Attention: Investor Relations or, Hecla Mining Company, 6500 N. Mineral Drive, Suite 200, Coeur d’Alene, ID 83815-9408; Investor Relations; 1-800-HECLA91 (1-800-432-5291). In addition, any relevant materials filed with the SEC will be available free of charge at the SEC’s website at www.sec.gov and under Alexco’s profile on the SEDAR website at www.sedar.com. Interested persons may also access copies of such documentation filed with the SEC by visiting Alexco’s website at www.alexcoresource.com.

Participants in Solicitation

Hecla, Alexco, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Hecla is set forth in its Annual Report on Form 10-K for the year ended December 31, 2021, which was filed with the SEC on February 23, 2022, its proxy statement for its 2022 annual meeting of shareholders, which was filed with the SEC on April 12, 2022, and its Current Report on Form 8-K, which was filed with the SEC on May 27, 2022. These documents may be obtained free of charge from the SEC’s website at www.sec.gov and Hecla’s website at www.hecla-mining.com. Information about the directors and executive officers of Alexco is set forth in its Management Information Circular filed on SEDAR on May 5, 2022. This document may be obtained free of charge from SEDAR at www.sedar.com and Alexco’s website at www.alexcoresource.com. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Alexco information circular and other relevant materials to be filed on SEDAR and with the SEC when they become available. These documents may be obtained free of charge from SEDAR at www.sedar.com and the SEC’s website at www.sec.gov and Alexco’s website at www.alexcoresource.com.

Cautionary Statements to Investors on Forward-Looking Statements

This prospectus contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbor created by such sections and other applicable laws. Forward-looking statements often address our expected future business and financial performance and financial condition and often contain words such as “anticipate,” “intend,” “plan,” “will,” “could,” “would,” “estimate,” “should,” “expect,” “believe,” “project,” “target,” “indicative,” “preliminary,” “potential” and similar expressions. Forward-looking statements in this news release may include, without limitation: (i) the Company’s plan to increase its investment in operations and exploration programs with the goal of further accelerating production, earnings and cash flow growth; (ii) the expected completion of the Alexco acquisition late in September 2022; (iii) Hecla could become the largest silver producer in Canada; (iv) upon completion of the Alexco acquisition, the Company expects to focus on (1) development and drilling at the Bermingham and Flame & Moth deposits in Alexco’s Keno Hill project (“Keno Hill”) over the next 12-18 months to open multiple sources of feed, (2) to complete certain underground infrastructure projects at Keno Hill, and (3) to make improvements to the processing facility at Keno Hill; (v) at the Bermingham deposit, development will focus on the Bear zone to open working faces in addition to infill definition drilling; and (vi) at the Flame & Moth deposit, the Company anticipates advancing development and conducting infill drilling focusing on the upper Lightning zone.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The factors that could cause actual results to differ materially from those projected in the forward-looking statements include but are not limited to: (i) Hecla and Alexco’s ability to complete the proposed transaction, (ii) Hecla’s ability to successfully develop and drill at Keno Hill, (iii) Hecla will be able to produce ore at Keno Hill, (iv) gold, silver and other metals price volatility; (v) operating risks; (vi) currency fluctuations; (vii) increased production costs and variances in ore grade or recovery rates from those assumed in mining plans; (viii) community relations; (ix) conflict resolution and outcome of projects or oppositions; (x) litigation, political, regulatory, labor and environmental risks; and (xi) exploration risks and results, including that mineral resources are not mineral reserves, they do not have demonstrated economic viability and there is no certainty that they can be upgraded to mineral reserves through continued exploration.

These forward-looking statements are also subject to the principal risks and uncertainties applicable to Hecla’s business and activities generally that are disclosed in Hecla’s 2021 Annual Report on Form 10-K filed with the SEC on February 23, 2022 and other Hecla filings with the SEC, including its Quarterly Report on Form 10-Q filed with the SEC on or about August 4, 2021.

Given these risks and uncertainties, readers are cautioned not to place undue reliance on forward-looking statements.

Projections and other forward-looking statements included in this prospectus have been prepared based on assumptions, which Hecla believes to be reasonable, but not in accordance with United States generally accepted accounting principles (“GAAP”) or any guidelines of the SEC. Actual results may vary, perhaps materially. You are strongly cautioned not to place undue reliance on such projections and other forward-looking statements. All subsequent written and oral forward-looking statements attributable to Hecla or to persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Except as required by federal securities laws, Hecla disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

4